SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               Schedule 13D**

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                              Kirby Corporation
                              (Name of Issuer)

                  Common Stock, Par Value $0.10 Per Share
                       (Title of Class of Securities)

                                  497266106
                               (Cusip Number)

                              W. Robert Cotham
                         201 Main Street, Suite 2600
                           Fort Worth, Texas 76102
                               (817) 390-8400
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             November 28, 1995
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,187,100 shares, which constitutes approximately 8.3% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 26,384,566 shares outstanding.

1.      Name of Reporting Person:

        Trinity I Fund, L.P.

2.      Check the Appropriate Box if a Member of a Group:
                                                          (a) /   /

                                                          (b) / X /

3.      SEC Use Only

4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.      Citizenship or Place of Organization: Delaware


                  7.   Sole Voting Power: 2,187,100 (1) (2)
Number of
Shares
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 2,187,100 (1) (2)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,187,100 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                          /   /


13.     Percent of Class Represented by Amount in Row (11): 8.3%


14.     Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio A Investors, L.P.

1.      Name of Reporting Person:

        TF Investors, L.P.

2.      Check the Appropriate Box if a Member of a Group:
                                                          (a) /   /

                                                          (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                          /   /


6.      Citizenship or Place of Organization: Delaware


                  7.   Sole Voting Power: 2,187,100 (1) (2)
Number of
Shares
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 2,187,100 (1) (2)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,187,100 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                          /   /


13.     Percent of Class Represented by Amount in Row (11): 8.3%


14.     Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio A Investors, L.P.

1.      Name of Reporting Person:

        Trinity Capital Management, Inc.

2.      Check the Appropriate Box if a Member of a Group:
                                                          (a) /   /

                                                          (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                          /   /


6.      Citizenship or Place of Organization: Delaware


                  7.   Sole Voting Power: 2,187,100 (1) (2)
Number of
Shares
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 2,187,100 (1) (2)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,187,100 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                          /   /


13.     Percent of Class Represented by Amount in Row (11): 8.3%


14.     Type of Reporting Person: CO

----------
(1)     Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio A Investors, L.P.

1.      Name of Reporting Person:

        Thomas M. Taylor

2.      Check the Appropriate Box if a Member of a Group:
                                                          (a) /

                                                          (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                          /   /


6.      Citizenship or Place of Organization: USA


                  7.   Sole Voting Power: 2,187,100 (1)
Number of
Shares
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 2,187,100 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,187,100 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                          /   /


13.     Percent of Class Represented by Amount in Row (11): 8.3%


14.     Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio A Investors, L.P.

1.      Name of Reporting Person:

        Portfolio A Investors, L.P.

2.      Check the Appropriate Box if a Member of a Group:
                                                          (a) /   /

                                                          (b) / X /

3.      SEC Use Only


4.      Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                          /   /


6.      Citizenship or Place of Organization: Delaware


                  7.   Sole Voting Power: 2,187,100 (1)
Number of
Shares
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 2,187,100 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,187,100

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                          /   /


13.     Percent of Class Represented by Amount in Row (11): 8.3%


14.     Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.      Name of Reporting Person:

        Portfolio Associates, Inc.

2.      Check the Appropriate Box if a Member of a Group:
                                                          (a) /   /

                                                          (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                          /   /


6.      Citizenship or Place of Organization: Delaware


                  7.   Sole Voting Power: 2,187,100 (1)
Number of
Shares
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 2,187,100 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,187,100 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                          /   /


13.     Percent of Class Represented by Amount in Row (11): 8.3%


14.     Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio A Investors, L.P.

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 27, 1995 (the "Schedule 13D"), relating to the Common Stock, par value $.10 per share, of Kirby Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

Item 1. SECURITY AND ISSUER.

        No material change.

Item 2. IDENTITY AND BACKGROUND.

        No material change.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is hereby amended and restated in its entirety as follows:

        The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON        SOURCE OF FUNDS        AMOUNT OF FUNDS

        TIF             Not Applicable         Not Applicable

        TFI             Not Applicable         Not Applicable

        TCM             Not Applicable         Not Applicable

        TMT             Not Applicable         Not Applicable

        PAI             Working Capital(1)     $34,286,208.53

        PA              Not Applicable         Not Applicable

        (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.


Item 4.  PURPOSE OF TRANSACTION.

        Item 4 is hereby amended and restated in its entirety as follows:

        The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and expect to continue to have, discussions with management, directors and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's businesses. The Reporting Persons may, in the future, also have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

        Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

        Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Paragraphs (a)-(c) of Item 5 are hereby amended and restated in their entireties as follows:

        (a)

        TIF

        Because of its position as the sole stockholder of PA, which is the sole general partner of PAI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,187,100 shares of the Stock, which constitutes approximately 8.3% of the outstanding shares of the Stock.

        TFI

        Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PAI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,187,100 shares of the Stock, which constitutes approximately 8.3% of the outstanding shares of the Stock.

        TCM

        Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PAI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,187,100 shares of the Stock, which constitutes approximately 8.3% of the outstanding shares of the Stock.

        TMT

        Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PAI, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,187,100 shares of the Stock, which constitutes approximately 8.3% of the outstanding shares of the Stock.

        PAI

        The aggregate number of shares of the Stock that PAI owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,187,100, which constitutes approximately 8.3% of the outstanding shares of the Stock.

        PA

        Because of its position as the sole general partner of PAI, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,187,100 shares of the Stock, which constitutes approximately 8.3% of the outstanding shares of the Stock.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

        (b)

        TIF

        As the sole stockholder of PA, which is the sole general partner of PAI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,187,100 shares of the Stock.

        TFI

        As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PAI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,187,100 shares of the Stock.

        TCM

        As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PAI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,187,100 shares of the Stock.

        TMT

        As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PAI, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,187,100 shares of the Stock.

        PAI

        Acting through its sole general partner, PAI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,187,100 shares of the Stock.

        PA

        As the sole general partner of PAI, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,187,100 shares of the Stock.

        (c) Since the most recent filing on Schedule 13D, PAI has purchased shares of the Stock in transactions on the American Stock Exchange, as follows:

                             NO. OF SHARES        PRICE PER
              DATE             PURCHASED            SHARE

             10-31-95          71,400              $16.56
             11-07-95          32,200               17.06
             11-07-95          78,900               17.06
             11-09-95           5,800               16.56
             11-10-95          12,500               17.26
             11-10-95          20,000               17.56
             11-28-95          82,900               17.31

       Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the most recent filing on Schedule 13D.

       (d)-(e)

       No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       No material change.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
13d-1(f)(1)(iii) previously filed herewith.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:     November 29, 1995


                                     TRINITY I FUND, L.P.,
                                     a Delaware limited partnership

                                     By:   TF INVESTORS, L.P.,
                                           a Delaware limited partnership,
                                           General Partner

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner

                                     By:/s/ William O. Reimann, IV
                                              William O. Reimann, IV,
                                              Vice President


                                     TF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner

                                     By:/s/ William O. Reimann, IV
                                              William O. Reimann, IV,
                                              Vice President



                                     TRINITY CAPITAL MANAGEMENT, INC.,
                                     a Delaware corporation

                                     By:/s/ William O. Reimann, IV
                                              William O. Reimann, IV,
                                              Vice President


                                     PORTFOLIO A INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By: PORTFOLIO ASSOCIATES, INC.,
                                            a Delaware corporation,
                                            General Partner

                                     By:/s/ William O. Reimann, IV
                                              William O. Reimann, IV,
                                              Vice President


                                     PORTFOLIO ASSOCIATES, INC.,
                                     a Delaware corporation

                                     By:/s/ William O. Reimann, IV
                                              William O. Reimann, IV,
                                              Vice President


                                     /s/ Mark L. Hart, Jr.
                                     Mark L. Hart, Jr.
                                     Attorney-in-Fact for:

                                           THOMAS M. TAYLOR (1)

(1) A Power of Attorney authorizing Mark L. Hart, Jr., et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1           Agreement and Power of Attorney pursuant to Rule
                 13d-1(f)(1)(iii), previously filed with the Securities and Exchange Commission